CYBER INFORMATIX, INC.
1645 Cyrene Drive, Carson, CA  90746
Tel: (306)529-2652, Fax: (306)352-1597

March 27, 2009	VIA EDGAR and FAX

Mark P. Shuman, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549

Attention:      Mark P. Shuman

Dear Sir:

Re:      Cyber Informatix, Inc. (the "Company")

In connection with the Company's Form S-1 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EST) Wednesday, April 1, 2009 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that:

•	should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•
the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and

•
the Company may not assert the Commission's comments or the declaration of the registration statement's effectiveness as a defence in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

CYBER INFORMATIX, INC.:

/s/ Donald C. Jones	/s/ Terry G. Bowering
Donald C. Jones	Terry G. Bowering
President and Director	Director
CEO, CFO, CAO	Secretary, Treasurer

c.c. Via Fax: 604-681-4760:  William L. Macdonald,
             Tel: 604-689-1022     Macdonald Tuskey Corporate & Securities Lawyers
Vancouver, Canada